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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Period from Inception to	Fiscal Year Ended
				Six Months Ended March 31,
	September 30,
(dollars in thousands)
	2002	2003		2003		2004
				(unaudited)
Earnings
Net Income/(Loss)	$(2,961)	$49,957		$5,560		$42,795
Amortization of capitalized interest		51		17		34
Amount of interest capitalized (Less)	—	(1,416)		(1,416)		(1,627)
Fixed Charges	—	16,932		6,520		11,916

Total earnings available for fixed charges	$(2,961)	$65,524		$10,681		$53,118

Fixed Charges
Interest expense	$—	$14,578		$4,724		$9,674
Interest capitalized		1,416		1,416		1,627
Amortization of debt financing costs		938		380		615

Total Fixed Charges	—	16,932		6,520		11,916

Ratio of Earnings to Fixed Charges	—	3.9	x	1.6	x	4.5	x

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STATEMENT REGARDING COMPUTATION OF RATIOS